SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from__________ to __________

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.

Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.

1400 Lake Hearn Drive

Atlanta, Georgia 30319

EXHIBIT INDEX

Exhibit Number
23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

Date: June 27, 2003	By:	/s/ Andrew A. Merdek
Andrew A. Merdek Cox Communications, Inc. Corporate Secretary

INDEPENDENT AUDITORS’ REPORT

Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 20, 2003

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
	2002	2001
INVESTMENTS—At fair value	$298,269,020	$316,135,258

EMPLOYEE CONTRIBUTIONS RECEIVABLE	1,628,841	1,385,671

EMPLOYER CONTRIBUTIONS RECEIVABLE	625,838	524,864

NET ASSETS AVAILABLE FOR BENEFITS	$300,523,699	$318,045,793

See notes to financial statements

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
	2002	2001

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$318,045,793	$250,561,197

ADDITIONS (DEDUCTIONS):
Employee contributions	43,421,724	37,838,314
Employer contributions	15,701,776	13,530,218
Interest and dividends	5,227,721	8,068,736
Net depreciation in fair value of investments	(63,903,330)	(18,521,117)
Transfers from other plans	838,777	43,576,802
Transfers to other plans	(377,324)	—
Distributions to participants	(18,431,438)	(17,008,357)

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$300,523,699	$318,045,793

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	PLAN DESCRIPTION

The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan was adopted by Cox Communications, Inc. (the “Company”) effective February 1, 1995, to provide tax deferred savings and matching employer contributions to eligible employees.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible for participation in the Plan after completing one year of service. A year of service is defined as a Plan year in which an employee is credited with at least 1,000 hours of service.

Administration—The Plan is administered by the Cox Enterprises, Inc. Management Committee, which is responsible for overall Plan policy, and the Administrative Committee, which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant’s lowest risk investment balance by Vanguard Fiduciary Trust Company (“Vanguard”), the Plan’s trustee.

Contributions and Vesting—All eligible participants may elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly compensated employees) of eligible pay up to a maximum of $11,000 in 2002 or $10,500 in 2001. The Company contributes an amount equal to 50% of each participant’s contribution, not to exceed 6% of the participant’s eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined.

Distributions—Participants may withdraw amounts as specified in the Plan Document from their employee and employer contribution accounts if the withdrawal is necessary due to hardship. Vanguard has been authorized by the Administrative Committee to review and process hardship withdrawals.

A participant’s contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, certification of disability, or death. The payment of benefits must, in any event, commence or be made on or before the date on which the employee attains age 65 if they terminate, or age 70 1/2 if they retire from the Company.

Investment Options—During 2002 and 2001, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-Term Corporate Bond Fund, Intermediate-Term Corporate Bond Fund, International Growth Fund, and Total Stock Market Index Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A Tribune Company Stock Fund; however, contributions to this fund are no longer allowed.

Plan Transfer—During 2001, the plan assets relating to participants in the TCA Cable TV, Inc. 401(k) Plan were transferred to the Plan. The Company acquired TCA in August 1999. The transfer from the TCA plan totaled approximately $42 million.

Loans—Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed the lesser of 1) the amount in the participant’s employee contribution account, 2) $50,000, or 3) one-half the value of the vested account balance. Interest is charged at the prime interest rate as indicated in The Wall Street Journal. The interest rates for loans outstanding on December 31, 2002 ranged from 4.75% to 10.50%. Loans are collateralized by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans, which may not exceed 30 years.

2.	ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investment Valuation and Income Recognition—Values for units of participation in mutual funds are based on the quoted net asset value (redemption value) of the respective fund. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.	INVESTMENTS

The Plan’s investments, including those representing 5% or more of the Plan’s net assets, are as follows:

	2002			2001
	Number of Units		Fair Value	Number of Units		Fair Value

Cox Communications Class A
Common Stock Fund	2,345,470	*	$66,611,354	1,987,631	*	$83,301,620
Tribune Company Series A Stock Fund	51,552	*	2,343,576	54,217	*	2,029,341
Vanguard Wellington Fund	1,681,184		41,289,868	1,434,713		39,110,277
Vanguard Windsor Fund	3,728,094		44,737,129	3,341,757		52,265,086
Vanguard Morgan Growth Fund	3,405,914		37,975,942	2,963,249		43,352,335
Vanguard Federal Money Market Fund	23,662,628		23,662,628	22,510,642		22,510,642
Vanguard Short-Term Corporate Bond Fund	1,603,668		17,303,579	1,282,498		13,876,626
Vanguard Intermediate-Term Corporate Bond Fund	1,005,064		10,161,192	513,490		4,996,254
Vanguard International Growth Fund	922,192		11,213,860	748,566		11,235,983
Vanguard Total Stock Market Index Fund	1,302,719		26,145,578	1,091,729		28,101,115
Loans to participants			16,824,314			15,355,979

			$298,269,020			$316,135,258

*	As the Plan owns 100% of the outstanding units of the Company stock funds, these amounts represent the number of shares of Company stock owned by the respective funds.

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $63,903,330 and $18,521,117, respectively, as follows:

	2002	2001
Company stock funds	$(26,996,329)	$(6,834,119)
Mutual funds	(36,907,001)	(11,686,998)

	$(63,903,330)	$(18,521,117)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since the Company received the determination letter. However, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

Cox Savings and Investment Plan SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2002

Identity of Issuer	Description of Investment	Current Value

*The Vanguard Group	23,662,628 shares, Vanguard Federal Money Market Fund Investor Shares	$23,662,628

*The Vanguard Group	1,005,064 shares, Vanguard Intermediate-Term Corporate Bond Fund Investor Shares	10,161,192

*The Vanguard Group	922,192 shares, Vanguard International Growth Fund Investor Shares	11,213,860

*The Vanguard Group	3,405,914 shares, Vanguard Morgan Growth Fund Investor Shares	37,975,942

*The Vanguard Group	1,603,668 shares, Vanguard Short-Term Corporate Bond Fund Investor Shares	17,303,579

*The Vanguard Group	1,302,719 shares, Vanguard Total Stock Market Index Fund Investor Shares	26,145,578

*The Vanguard Group	1,681,184 shares, Vanguard Wellington Fund Investor Shares	41,289,868

*The Vanguard Group	3,728,094 shares, Vanguard Windsor Fund Investor Shares	44,737,129

Tribune Company	51,552 shares, Tribune Company Series A Common Stock	2,343,576

*Cox Communications, Inc.	2,345,470 shares, Cox Communications Class A Common Stock	66,611,354

*Loans to participants	Various (interest ranging from 4.75% to 10.50%, maturities ranging from 1 to 360 months)	16,824,314

		$298,269,020

* Party-in-interest to the Plan